Mail Stop 6010


August 16, 2005

Ms. Jian Li
Vice President, Finance and Corporate Controller
Durect Corporation
10240 Bubb Road
Cupertino, CA 95014

      Re:	Durect Corporation
		Form 10-K for the fiscal year ended December 31, 2004
	File No. 000-31615

Dear Ms. Li:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 25

Results of Operations, page 29

1. We acknowledge your table included in the section entitled "Product Research and Development Programs" on page 10. However, we believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

a. The costs incurred during each period presented and to date on the project;
b. The nature, timing and estimated costs of the efforts necessary to complete the project;
c. The anticipated completion date;
d. The risks and uncertainties associated with completing development on schedule and the consequences to your operations, financial position and liquidity if the project is not completed timely; and, finally
e. The period in which material net cash inflows from your significant projects are expected to commence.

Regarding a., if you do not maintain research and development costs by project, please disclose why management does not maintain and evaluate research and development costs by project. Include other quantitative or qualitative analyses that indicate the amount of the company`s resources being used on these projects.

Regarding b. and c., please disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, please disclose the facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Notes to Consolidated Financial Statements, page 63

Note 1. Summary of Significant Accounting Policies, page 66

2. We note, per your disclosure in the "Strategy" section on page
8
and the notes to your consolidated financial statements, that you are party to several collaboration/development agreements pursuant to which you have received up-front license fees. For example, we note that you received a $10.0 million up-front fee from Endo Pharmaceuticals related to your CHRONOGESIC license and development agreement. Please include disclosure for the periods presented, that outlines both the amount and accounting treatment related to each up-front fee that you have received under your significant collaboration/development agreements. In the instances where you have recorded deferred revenue, please specify your amortization methodology and disclose the facts that support your methodology, including the recognition period.

3. Please disclose how you recognize milestone and royalty revenues.
Stating that the amounts are "recognized as earned" is not clear.

Note 2. Strategic Agreements, page 69

4. We note that you issued stock and warrants to ALZA Corporation, valued at $13.5 million, which you recorded to a contra-equity account in your statement of stockholders` equity. Please provide us with additional information regarding the basis for your accounting treatment, including your valuation of the common stock and warrants, given that there was no market for your common stock at the time of the amendment to your development/commercialization agreement with ALZA. Please reference the applicable literature under U.S. GAAP. Additionally, please tell us what portion of this amendment consideration related to a reduction in "up-front payments" and specify your related accounting treatment, particularly given your ongoing role in product development under this agreement.

*    *    *    *

       As appropriate, please amend your Form 10-K for the year ended
December 31, 2004 and Forms 10-Q for the quarters ended March 31 and
June 30, 2005 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange
Act
of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amy Bruckner, Staff Accountant, at (202)
551-
3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.

      Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Jian Li
Durect Corporation
August 16, 2005
Page 4